Exhibit 99.1

CONTINENTAL GRAIN COMMENTS ON SMITHFIELD FOODS’ ANNOUNCED AGREEMENT WITH SHUANGHUI INTERNATIONAL

New York, New York - June 3, 2013 — Continental Grain Company (“Continental Grain”), commented today on the recently announced merger agreement between Smithfield Foods, Inc. (NYSE: SFD) (“Smithfield”) and Shuanghui International Holdings Limited (“Shuanghui International”).

Paul J. Fribourg, Chairman and Chief Executive Officer (CEO) of Continental Grain, said, “Continental Grain congratulates Smithfield on the proposed merger with Shuanghui International.  We have been advocating for value creation and are pleased that the Smithfield board of directors and management are being proactive in realizing value for the benefit of all of its shareholders.”

Fribourg continued, “In light of the announced transaction, we have elected to exit our long-term ownership position in Smithfield because we are satisfied with our investment return.  We wish Smithfield and Shuanghui International the best in building a great global pork company for the future.”

Established in 1813, privately held Continental Grain Company is one of the oldest food and agribusiness companies in the world.

Contacts:

Media:
George Sard/David Reno/Drew Brown

Sard Verbinnen & Co

212-687-8080